SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bernard Chaus, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

162510 200

(CUSIP Number)

Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
212-370-1300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 162510200

      1)    Name of Reporting Persons: Oceanroc Investments Limited

             I.R.S. Identification No. of Above Persons (entities only)

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   ☐
             (b)   ☐

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)

             OO

      5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
              Items 2(d) or 2(e) ☐

      6)    Citizenship Or Place Of Organization
             British Virgin Islands

	(7)	Sole Voting Power
		3,000,000

Number of	(8)	Shared Voting Power
Shares		3,000,000
Beneficially
Owned
By Each	(9)	Sole Dispositive Power
Reporting		3,000,000
Person With

	(10)	Shared Dispositive Power
		3,000,000

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               ☐

      13)   Percent of Class Represented by Amount in Row (11)
              Approximately %

8.7%

      14)   Type of Reporting Person

CO

CUSIP No. 162510200

      1)    Name of Reporting Persons: China Ting Group Holdings Limited

             I.R.S. Identification No. of above Persons (entities only)

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   ☐
             (b)   ☐

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)

             PF

      5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
              Items 2(d) or 2(e) ☐

      6)    Citizenship Or Place Of Organization

Hong Kong Special Administrative Region of P.R.C.

	(7)	Sole Voting Power
		3,000,000

Number of	(8)	Shared Voting Power
Shares		0
Beneficially
Owned
By Each	(9)	Sole Dispositive Power
Reporting		3,000,000
Person With

	(10)	Shared Dispositive Power
		0

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

             ☐

      13)   Percent of Class Represented by Amount in Row (11)
              Approximately %

8.7%

      14)   Type of Reporting Person

CO

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Bernard Chaus, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal office is 530 Seventh Avenue, New York, New York 10018.

Item 2.  Identity & Background

Oceanroc Investments Limited (the “Oceanroc”) is a company incorporated under the laws of the British Virgin Islands.  The registered office of Oceanroc is P.O. Box 957, Offshore Incorporations Center, Road Toan, Tortola, British Virgin Islands.  Oceanroc is a wholly-owned subsidiary of China Ting Group Holdings Limited (“CTG”).  CTG is a company incorporated in the Caymand Islands. The address of CTG’s registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  Oceanroc and CTC are collectively referred as the Reporting Persons in this report.

(a)    Not applicable.

(b)    Not applicable.

(c)    Not applicable.

(d)    Neither Reporting Persons has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Neither Reporting Persons has during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

On May 4, 2011, Oceanroc purchased 3,000,000 shares of Common Stock (the “Subject Shares”) from the Issuer for a cash purchase price of $300,000 (“Purchase Price”). All of the Purchase Price was funded by the personal funds of CTG.

Item 4. Purpose of Transaction

Oceanroc acquired the Subject Shares principally for investment purposes in order to help strengthen the Issuer’s cash position. CTG has an existing commercial relationship with the Issuer, having been the exclusive supplier of substantially all merchandise purchased by the Issuer in Asia since July 2009. CTG has also provided sample making and production supervision services for the Issuer. CTG is also currently the largest trade creditor of the Issuer.

CTG, another commercial partner of the Issuer and the Issuer have recently had discussions regarding potential new strategic transactions between or involving such parties, although no specific plan or proposal, nor any definitive agreement, has been arrived at or entered into with respect to any such transactions.  Such transactions could include the potential acquisition of additional securities of the Issuer and participating in transactions that may result in a class of Issuer’s equity securities eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

However, as of the date hereof, neither Reporting Persons have any present specific plans or proposals that relate to or would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)            changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)            causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of the Issuer’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            any action similar to any of those enumerated in subparagraphs (a)-(i) above.

The Reporting Persons reserve the right to formulate plans or proposals which may relate to or result in the occurrence of one or more of the above listed transactions.

Item 5. Interest in Securities of the Issuer

(a)            As of the date hereof, Oceanroc is the record and beneficial owner the Subject Shares.  CTG, as the sole shareholder of Oceanroc, may be deemed as the beneficial owner of the Subject Shares. N either Reporting Persons owns other securities of the Issuer.  The Subject Shares constitute 8.7% of the issued and outstanding shares of the Common Stock as of the date hereof, based upon the disclosure in the Issuer’s most recent Quarterly Report on Form 10-Q (filed with the Securities and Exchange Commission on February 10, 2011) that there were 34,481,373 shares of Common Stock issued and outstanding as of February 10, 2011.

(b)            Oceanroc has the sole power to vote and dispose of the Subject Shares. CTG, as the sole shareholder of Oceanroc, may be deemed to have the effective power to vote and dispose of the Subject Shares.

(c)            Other than as reported in this Schedule 13D, neither Reporting Person has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)            No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)            Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Oceanroc Investments Limited

Dated: May 11, 2011	By:	/s/ Hung Yi Ting
Name: Hung Yi Ting
Title: Director

China Ting Group Holdings Limited

Dated: May 11, 2011	By:	/s/ Hung Yi Ting
Name: Hung Yi Ting
Title: Chief Executive Officer

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the shares of common stock of Bernard Chaus, Inc. dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Oceanroc Investments Limited

By:	/s/ Hung Yi Ting
Name: Hung Yi Ting
Title: Director

China Ting Group Holdings Limited

By:	/s/ Hung Yi Ting
Name: Hung Yi Ting
Title: Chief Executive Officer